                                    SUMMARY

                              TRANSACTION OVERVIEW

     AerCo. AerCo is a special purpose limited liability company formed on June 4, 1998 under the laws of Jersey to purchase and own a portfolio of aircraft. It is resident in Ireland for tax purposes and is entitled to certain corporate tax benefits for Shannon, Ireland certified companies.

     AerCo has an authorized share capital of 10,000 ordinary shares, $1 par value per share, 20 of which are issued and outstanding. Nineteen shares are held by Juris Limited and Lively Limited, each a Jersey limited liability company (together, the "Nominees"), for the benefit of the AerCo Holding Trust, a charitable trust established under the laws of Jersey (the "charitable trust"). One share is held by AerFi.

     We have taken steps to structure AerCo Group and the acquisition of our aircraft to ensure that our assets are not consolidated with the assets of AerFi or any of its affiliates and do not otherwise become available to their creditors in any bankruptcy or insolvency proceeding involving AerFi or any of its affiliates.

     A majority of our directors are independent of AerFi, although certain significant transactions may only be approved by a unanimous vote of our directors. AerCo has no employees or executive officers. Accordingly, we rely upon the servicer, the administrative agent, the cash manager and other service providers for all asset servicing, executive and administrative functions.

     AerCo's registered and principal office is located at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands and its telephone number is 011-44-1534-609000.

     The Acquisition. We intend to acquire an additional 30 aircraft from AerFi with a portion of the proceeds of this offering. The 30 additional aircraft had an appraised value of $724 million at April 30, 2000 and are currently on lease to 20 lessees in 13 countries. We will acquire the 30 additional aircraft and associated leases through the acquisition of aircraft owning subsidiaries of AerFi and one associated conduit leasing company. A substantial number of the 30 additional aircraft will not be delivered to us until after the consummation of this offering. We will deposit the proceeds of this offering allocable to these remaining aircraft into the aircraft purchase account and will use these funds to purchase these aircraft as they are ready for delivery. If an additional aircraft cannot be delivered, we may acquire a substitute aircraft from AerFi if certain conditions are met. Under our purchase agreement with AerFi, our obligation to purchase an additional aircraft is dependent on AerFi being able to deliver the aircraft by July 16, 2001. Any amounts remaining in the aircraft purchase account at that time will be used to make payments on the notes and our other obligations according to the priority of payments.

     Although we will not acquire all of the additional aircraft on the closing date, we have structured the purchase agreement to provide for net payments from AerFi to AerCo designed to put AerCo in substantially the position it would have been in if all 30 additional aircraft had been delivered on the closing date.

     AerFi has advised us that they expect to be able to deliver the remaining aircraft within the period specified in the purchase agreement. Because AerFi's ability to deliver the remaining aircraft depends on obtaining lessee consents and other matters not within its control, we cannot assure you that the remaining aircraft will be delivered within the specified period.
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     The Portfolio.  Upon the closing of this offering and assuming that we take delivery of all of the additional aircraft, our total portfolio will comprise 63 aircraft on lease to 38 lessees in 21 countries. Except where we indicate otherwise, the information about our portfolio in this offering memorandum assumes that we have acquired all 30 additional aircraft.

     As of April 30, 2000, the total appraised value of our existing aircraft and the additional aircraft that we expect to acquire (including one aircraft that is valued at scrap value) was $1,543 million. As of May 31, 2000, the weighted average remaining contracted lease term of the portfolio (by appraised values as of April 30, 2000 and without giving effect to purchase options or extension options) was 47 months. The longest lease is scheduled to expire in May 2017. Therefore, we will be required to re-lease each of the aircraft one or more times prior to the final maturity date for the notes.

     Some of our lessees are in a weak financial condition and face or have recently faced serious financial difficulties.

     As of June 9, 2000, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equalled $5.0 million for five lessees who had a total of seven aircraft on lease. The outstanding amounts are net of agreed deferrals or other restructurings, default interest and cash in transit.

     As of June 9, 2000, a Colombian lessee representing 2.48% of the portfolio by appraised value at April 30, 2000 owed $0.8 million. The servicer has reached an agreement with the lessee regarding payment of its arrearages.

     As of June 9, 2000, a North American lessee, representing 0.55% of the portfolio by appraised value at April 30, 2000, owed $3.96 million all of which was in arrears for more than 30 days. This lessee is now in bankruptcy proceedings in the United States.

     PAL, the lessee of two B737-300 aircraft representing 2.61% of the portfolio by appraised value at April 30, 2000, has been adversely affected by the Asian economic crisis and in 1998 it sought bankruptcy protection. As part of PAL's rehabilitation plan, the servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and to the extension of its leases. At June 9, 2000, these arrearages amounted to $2.3 million. All amounts have been paid in accordance with the scheduled terms as of June 9, 2000.

     Outstanding Debt. At June 15, 2000, the most recent payment date, the outstanding principal amount of the notes we issued on July 15, 1998 was as follows:

                                 OUTSTANDING
                               PRINCIPAL AMOUNT        ANNUAL
                                 AT JUNE 15,        INTEREST RATE       EXPECTED FINAL     FINAL MATURITY
SUBCLASS OF NOTES                    2000         (PAYABLE MONTHLY)      PAYMENT DATE           DATE
-----------------              ----------------   -----------------   ------------------   --------------
                                    ($MM)
Subclass A-1.................       340.0           LIBOR + 0.19%          July 17, 2000   July 15, 2023
Subclass A-2.................       199.8           LIBOR + 0.32%      December 15, 2005   July 15, 2023
Subclass B-1.................        75.2           LIBOR + 0.60%          July 15, 2013   July 15, 2023
Subclass C-1.................        84.2           LIBOR + 1.35%          July 15, 2013   July 15, 2023
Subclass D-1.................        80.0                    8.5%         March 15, 2014   July 15, 2023
Subclass E-1.................       112.0                   20.0%          July 15, 2023   July 15, 2023

     We will use part of the proceeds of this offering to refinance all of the currently outstanding subclass A-1 notes.

     Summary Performance to Date. The following table illustrates AerCo's historical performance to June 15, 2000, the most recent payment date, by comparing the outstanding amount of each subclass of outstanding notes, expressed as a percentage of the original principal amount issued, with its corresponding "pool factor" at that date. Pool factors, which were fixed at the time the notes were issued, are a measure of how much principal we expected at that time to have outstanding as of each payment date and are used to
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allocate payments of principal among subclasses of a class of notes.

                                          NOTES OUTSTANDING AT     POOL FACTOR AT
SUBCLASS OF NOTES                            JUNE 15, 2000          JUNE 15, 2000      EXCESS AMORTIZATION
-----------------                         --------------------    -----------------    -------------------
Subclass A-1............................        100.00%                100.00%                  --
Subclass A-2............................         68.93%                 75.48%               6.55%
Subclass B-1............................         88.45%                 91.45%               3.00%
Subclass C-1............................         99.10%                 99.10%                  --
Subclass D-1............................        100.00%                100.00%                  --
Subclass E-1............................        100.00%                100.00%                  --

     You should note that the excess amortization shown in this table relates in large part to the sale of two aircraft, which resulted in accelerated principal payments on the subclass A-2 and B-1 notes in accordance with our priority of payments.
     AerFi. AerFi is an Irish public limited liability company with its principal offices located at Aviation House, Shannon, Co. Clare, Ireland. AerFi is a lessor of modern commercial aircraft and is a significant participant in the global aviation industry. AerFi was founded in 1975.

     The AerFi Group, which includes AerFi and its subsidiaries, acts as administrative agent and cash manager to AerCo. In addition, from July 17, 2000, AerFi will replace Babcock & Brown as our servicer.

     AerFi's largest shareholder is Texas Pacific Group. As of April 30, 2000, Texas Pacific Group owned 36.54% of AerFi's ordinary share capital on a fully diluted basis. Other significant shareholders in AerFi as of April 30, 2000 include GE Capital Corporation, which owns 18.36% of AerFi's ordinary share capital and AerFi's directors and employees, who own 23.77% of AerFi's ordinary share capital, in each case on a fully diluted basis.

     AerFi has entered into a non-binding memorandum of understanding, which we refer to as the MOU, with debis AirFinance B.V., under which debis AirFinance would seek to acquire all of the share capital of AerFi through an all cash acquisition. The MOU is the result of an offer that AerFi received from debis AirFinance, an aircraft leasing and finance company. The transaction will be subject to the negotiation and execution of definitive agreements and the appropriate corporate approvals of each party. Completion of the transaction will also be subject to other conditions which may include confirmation by the rating agencies that any acquisition of AerFi by debis AirFinance will not result in a downgrade or withdrawal of the ratings of any of the notes. No assurance can be given that definite agreement will be reached or that the transaction will be consummated. Notwithstanding the foregoing, debis AirFinance has agreed to act as standby servicer for our portfolio.

     At March 31, 2000, AerFi had 71 commercial aircraft in its portfolio, all of which were on lease to 36 lessees in 22 countries. AerFi has agreed to sell 30 of these aircraft to AerCo as part of the current transaction. Assuming delivery of all these aircraft to AerCo, AerFi will have 41 commercial aircraft in its portfolio, all of which are currently on lease to 21 airlines in 14 countries.

     At April 30, 2000, AerFi employed 56 people. In addition to its principal office in Shannon, Ireland, AerFi Group also has offices in Malmo, Sweden and Fort Lauderdale, Florida.

     AerFi Financial Services (Ireland) Limited acts as administrative agent and AerFi Cash Manager Limited acts as cash manager to Airplanes Group, another aircraft securitization vehicle. Other subsidiaries of AerFi act as administrative agent and cash manager to GPA-ATR Limited, a turboprop aircraft joint venture company in which AerFi Jetprop Limited holds 50% of the share capital.

     AerFi is the holder of all of the subclass D-1 and subclass E-1 notes. AerFi will be the initial holder of all of the new subclass D-2 and subclass E-2 notes that we will issue as part of this transaction.
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     In accordance with Irish and U.K. GAAP, AerFi had unaudited profits on ordinary activities before taxation for the year ended March 31, 2000 of $68 million (1998: $48 million) and diluted earnings per share for the year amounted to $0.51 per share (1999: $0.38 per share). Also at that date, unaudited total assets amounted to $1,409 million, shareholders' funds were $430 million and gross debt amounted to $771 million.

     In addition, at March 31, 2000 AerFi had cash on hand of $269 million ($130 million of which was restricted).

     Servicer. From July 17, 2000, AerFi will act as servicer with respect to the aircraft pursuant to a servicing agreement among AerCo, its subsidiaries and AerFi. The servicer will perform certain aircraft-related services, including marketing the aircraft for lease or sale and monitoring lessee compliance with lease terms, with a view towards maximizing the present value of the cash flows derived from the sale or lease of the aircraft.
     Significant differences between the proposed servicing agreement with AerFi and the current servicing agreement with Babcock & Brown are:

     - AerFi's indemnity in favor of AerCo is unlimited. Babcock & Brown's indemnity is limited to a maximum of $21 million in the aggregate with respect to any and all losses, except losses arising from fraud on the part of Babcock & Brown.

     - AerFi will not receive any incentive fees. Babcock & Brown is entitled to a results-based incentive fee and sales-based incentive fees. AerFi will receive the same annual, monthly retainer and rental fees and sales fees as Babcock & Brown currently receives.

     - AerCo can terminate the appointment of Babcock & Brown on six months' written notice on payment of termination and other fees. AerCo will not have this right in respect of AerFi. AerFi will, in consideration of being appointed servicer in place of Babcock & Brown, reimburse AerCo for the costs of terminating the appointment of Babcock & Brown as servicer.

     - AerCo can terminate the appointment of AerFi if there is a change of control of AerFi or if AerFi transfers more than 50% of the outstanding class E notes to a non-affiliate and in either case a downgrade or withdrawal of the ratings of any of the notes occurs. There is no similar termination in the agreement with Babcock & Brown

     - Any termination of the AerFi Group's role as administrative agent or cash manager will also cause AerFi Group's role as servicer to terminate.

     - The administrative agent, an affiliate of AerFi, currently has an obligation to report to AerCo on the performance of the servicer. When AerFi becomes the servicer, this may result in a conflict of interest for AerFi. As a consequence, AerCo's directors will be entitled to seek separate advice on any matter where they believe such advice is necessary in light of the potential conflicts of interest which the AerFi Group may have as administrative agent and servicer.

     - The servicing agreement with AerFi will expire on payment in full of the notes. The servicing agreement with Babcock & Brown expires on July 15, 2008.

     Standby Servicer. For so long as required by the rating agencies, an Irish subsidiary of debis AirFinance B.V. will act as standby servicer with respect to the aircraft pursuant to the terms of a standby servicing agreement to be entered into on July 17, 2000 between AerCo and debis. We have agreed with debis that in the event it is called upon to act as servicer, debis shall also provide the administrative agency services and cash management services under substantially the same terms as the existing administrative agency agreement and cash management agreement between the AerFi Group and us. In addition, if debis is called upon to provide these services, the services shall be provided for all AerCo leases and aircraft. Under our standby agreement with debis, debis will provide the services on substantially the same terms as they are provided by AerFi, except that, as servicer, debis will be entitled to a sales-based incentive fee and AerCo will be able to terminate debis on six months notice upon payment of a termination fee.
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     Additional Aircraft and Debt Issuances.  We intend to acquire additional aircraft assets from various sellers, which may include the AerFi Group, in the future. Additional aircraft may be serviced by parties other than AerFi. We will finance acquisitions of additional aircraft with external funds, including issuing debt securities in up to five classes which will rank equally in right of payment of principal and interest with the corresponding classes of the then outstanding notes. Any acquisition of additional aircraft and related issuance of additional notes or other debt securities will be subject to various conditions under the indenture, including rating agency confirmation that such acquisition will not result in the lowering or withdrawal by the rating agencies of their current rating of any subclass of notes then outstanding.

                                  RISK FACTORS

     WE MAY NOT ACQUIRE ALL OF THE ADDITIONAL AIRCRAFT -- IN THAT CASE, AMOUNTS IN THE AIRCRAFT PURCHASE ACCOUNT WILL BE USED TO REPAY THE SUBCLASS A-3, SUBCLASS A-4, SUBCLASS B-2 AND SUBCLASS C-2 NOTES. ALSO, OUR PORTFOLIO MAY BE LESS DIVERSE WHICH MAY HARM OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

     On the closing date, we will deposit in the aircraft purchase account an amount equal to the pro rata portion (by appraised value) of the net cash proceeds from the aggregate principal amount of notes allocable to each aircraft we intend to acquire. If any of the additional aircraft cannot be delivered under the purchase agreement, then AerFi Group may identify a substitute aircraft to replace such aircraft. A substitute aircraft may be any aircraft that (a) is no more than seven years old as of July 17, 2000, (b) is subject to an operating lease contract, or letter of intent for an operating lease contract, that is to become effective within 90 days after the date of delivery to AerCo Group, (c) is of the same type as the undelivered aircraft and (d) does not give rise to a concentration default. If, by July 16, 2001, delivery of any aircraft has not been completed or a substitute aircraft has not been delivered, or if and to the extent that the appraised value of any substitute aircraft is less than the appraised value of the undelivered aircraft at such date, all remaining amounts in the aircraft purchase account will be distributed on the next payment date in accordance with an established order of priorities.
     Accordingly, investors should note that the ultimate portfolio of aircraft to be owned and operated by us following the closing date may be smaller than or different from the portfolio of aircraft described in this offering memorandum. This could result in our portfolio of aircraft having less diversity in terms of aircraft type, lessee credit and geographic distribution than initially anticipated. This could in turn adversely impact the level of rental payments received by our company and, correspondingly, our ability to make payments on the notes.
     WE MAY BE UNABLE TO REFINANCE THE SUBCLASS A-3, SUBCLASS B-2 AND SUBCLASS C-2 NOTES IN THE CAPITAL MARKETS. THIS MAY DELAY THE REPAYMENT OF PRINCIPAL AND LOWER THE MARKET PRICE OF OUR OTHER SUBCLASSES OF NOTES.

The subclass A-3, subclass B-2 and subclass C-2 notes may reach their expected final payment date before we have received sufficient cash flows to repay them. In that case, we plan to refinance the subclass A-3, subclass B-2 and subclass C-2 notes by issuing refinancing notes. The refinancing notes will rank equally with the other class A notes but the interest rate, principal payment provisions and other terms will be different. Our ability to refinance the subclass A-3, subclass B-2 and subclass C-2 notes will depend on many factors outside our control. These factors include general conditions in the capital markets and the markets' perception of the commercial aviation industry, the aircraft leasing business generally or our own company. If we cannot refinance the subclass A-3, subclass B-2 and subclass C-2 notes on acceptable terms, we may not be able to repay the subclass A-3, subclass B-2 and subclass C-2 notes by their expected final payment date. This may also delay repayment of principal on the class B and class C notes and may result in lower market prices for the notes.

     In the future, we may issue additional notes and refinancing notes that may also require refinancing like the subclass A-3, subclass B-2 and subclass C-2 notes. These notes would present the same refinancing risk that we describe above.
CERTAIN INCOME TAX RISKS
     OUR OPERATIONS MAY BECOME SUBJECT TO INCOME TAXES, WHICH WOULD REDUCE THE CASH FLOW AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

     Our operations may be subject to the income tax laws of Ireland, the United States, Jersey and other jurisdictions. There is also a risk that the servicer's or standby servicer's future management of the aircraft might expose members of AerCo Group to tax liabilities outside Ireland. If our income is subject to taxation, the cash flows available to make payments on the notes may be reduced.

     IF WE LOSE OUR IRISH TAX BENEFITS, THE RATING AGENCIES MAY DOWNGRADE THE NOTES AND WE MAY BE UNABLE TO MAKE REQUIRED NOTE PAYMENTS.

     Our Irish-resident aircraft owning companies and those we will be acquiring from the AerFi Group are entitled to certain corporate tax benefits for Shannon, Ireland certified companies, including a preferential corporate taxation rate of 10% through December 2005. The loss of these tax benefits could lead to a downgrade in the then-current ratings on the notes and it could also affect our ability to make the required payments on the notes.

     If, whether because of its acquisition by debis AirFinance B.V. or otherwise, AerFi were liquidated or were to cease to hold its 5% shareholding in AerCo, or if the AerFi Group were to reduce or relocate its operations for any reason such that it failed to maintain, among other things, certain employment levels at Shannon, Ireland, or if a member of the AerFi Group were to resign or be removed as servicer, administrative agent or cash manager of AerCo Group, then our aircraft owning companies and those we will be acquiring from AerFi may become subject to Irish corporate taxation at the general Irish statutory rate. That rate is currently 24%. Irish tax law provides for a reduction of this rate to 20% for 2001, 16% for 2002 and 12.50% for 2003 and subsequent years. AerFi has agreed to use its best efforts to maintain the Shannon corporate tax benefits for the benefit of AerCo Group.

     Upon the scheduled termination of the Irish preferential 10% tax rate on December 31, 2005, AerCo and the other Irish tax-resident members of AerCo Group will become subject to Irish corporate tax on their net trading income, which would include leasing income, at a 12.5% rate as provided for in the Irish Finance Act of 1999. This legislation provides for non-trading income to be taxed at 25%. There can be no assurance that these tax rates will not be changed in the future.


     THE ACTIVITIES OF OUR SERVICE PROVIDERS OR LOSS OF TREATY BENEFITS COULD EXPOSE US TO U.S. FEDERAL INCOME TAXATION, WHICH COULD HARM OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

     AerCo and its non-U.S. aircraft owning subsidiaries do not expect to have any material U.S. federal income tax liability. However, this conclusion will depend, in part, on:

     -  the nature of such companies' income and operations, and

     - in the case of AerCo and its Irish-resident subsidiary companies, qualification for the benefits of the income tax treaty between the United States and Ireland.

     There can be no assurance that the activities of the servicer, the administrative agent and other service providers, including, where applicable, the standby servicer, will not expose AerCo and its non-U.S. aircraft owning subsidiaries to U.S. federal income tax on part or all of their income, which would reduce the cash flow available to make payments on the notes.

     In the event that AerFi is acquired by debis AirFinance B.V., AerCo and its Irish-resident aircraft owning subsidiaries may no longer qualify for the benefits of the United States-Ireland income tax treaty, and as a result may be subject to United States federal income tax on part or all of their income, which would reduce the cash flow available to make payments on the notes.




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